

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2008

By Facsimile and U.S. Mail

Mr. Dean W. Rowell
Chief Executive Officer
Standard Energy Corporation
447 Bearcat Drive
Salt Lake City, Utah 84115-2517

> **Re: Standard Energy Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed on June 28, 2007**
> **File No. 000-9336**

Dear Mr. Rowell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2007

General

1.   In all future filings, please ensure that all pages in the documents you file are numbered.

2.   We note your disclosure on page 8 under "Research and Development of the Biofuels Technology" which suggests that you operate two principal businesses which are your oil & gas exploration and production and the commercial

development of your Biofuels technology. However, your disclosure in your "Description of Business" section indicates that your principal business activity is the acquisition and resale of unproven oil and gas leaseholds. In this regard, we note that your MD&A indicates your principal businesses are oil and gas lease activities, producing and non-producing lease and royalty holdings and your biofuels business. Please revise your document to remove any inconsistencies regarding the business(es) you operate in and clarify if you engage in oil and gas exploration.

Item 8. Control and Procedures

3.   We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

4.   We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly. See also paragraph 4(b) of Exhibits 31 and revise your certification accordingly.

5.   Your disclosure also provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures "(as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 25d-14(c)) and 15d-14(c)." However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation to reference the correct rules here as well as in paragraph 4 of Exhibit 31..

Change in Internal Controls

6.   Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-B.

Exhibit 31

7.   If the same individual is both the principal executive officer and principal
        financial officer for purposes of signing the certification, the individual should
        provide both titles underneath the signature. Please do so. Refer to question 12 of
        the "Division of Corporation Finance: Sarbanes-Oxley Act of 2002 –Frequently
        Asked Questions" which can be accessed on our website at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief